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                                  NEWS RELEASE
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FOR IMMEDIATE RELEASE                               MEDIA & INVESTOR CONTACTS:
                                                    --------------------------

                                                Kathy Pinkard, President & CEO
                                                              NORTH COAST BANK
                                                                (707) 528-6300

                                      Debbie Fakalata, Chief Financial Officer
                                                              NORTH COAST BANK
                                                                (707) 528-6300

SANTA ROSA, CA - APRIL 17, 2000


           NORTH COAST BANK ANNOUNCES RESULTS OF FIRST QUARTER 2000


North Coast Bank, (NCTA.OB) reported today a 137.5% increase in earnings per share and a 19% growth in total assets for the First Quarter of 2000. Return on average equity and return on average assets for this institution were 9.46% and
 .80%, respectively. The asset quality of the company remained strong.

Earnings per share were 19 cents for the quarter ended March 31, 2000, up 137.5% from the 08 cents reported in the same quarter one year earlier. Total net income for the quarter was $96,000 up from the $37,000 posted one year earlier. This was a result of a net increase in the Bank's loan portfolio of over $9,000,000 thus increasing the net interest margin 31.65%. In addition, other income increased 48% while total other expenses increased only 19%. The increase in total other income was mainly attributable to increased revenue from service charges associated with the growth in deposits. The increase in non-interest expense included $23,000 increase in salaries and benefits for the company and $19,000 in premises and fixed asset expenses associated with the new branch in Santa Rosa.

Total assets increased $8 million to $49.5 million. This increase in the company's balance sheet was centered in net loans growing by $9 million, while investment securities decreased by $1.5 million. A $6.7 million increase in deposits and $1 million in Federal Home Loan Bank borrowings funded the growth in assets.

Performance ratios for the company were positive including a return on average equity for the quarter of 9.46%, up from 3.89% in the same period last year. The return on average assets for the quarter ended March 31, 2000, was .80% up from the .37% recorded in the corresponding quarter in 1999.

News Release - April 17, 2000
Page two


On March 31, 2000, there was no other real estate owned. The Bank had no loans on non-accrual or any loans past due 60 days or more. The Allowance for Loan and Lease Losses at March 31, 2000, was $434,000; or 1.09% of the total loans outstanding, and charge-offs for the quarter were nil.

This solid quarterly performance announcement comes on the heels of a public announcement made on March 1, 2000 whereby American River Holdings (AMRB.OB) and North Coast Bank (NCTA.OB) announced a strategic merger. The merger agreement calls for North Coast Bank shareholders to receive .9644 of a share of American River Holdings common stock in a tax-free exchange for each North Coast Bank common share that they own. North Coast Bank will continue to operate as North Coast Bank in Sonoma County, joining American River Bank which serves Sacramento and Placer Counties, and First Source Capital as affiliates of American River Holdings, a diversified financial services company. North Coast Bank will continue to be led by its existing Board of Directors with the addition of two directors from American River Holdings. Two North Coast Bank directors will join the Board of American River Holdings. The combined assets of these companies were approximately $250 million at March 31, 2000. The transaction will be accounted for as a pooling of interests and it is expected that this merger will be accomplished in the third quarter of 2000, subject to shareholder and regulatory approval.

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This news release contains forward-looking statements about American River
Holdings' and North Coast Bank's financial condition, results of operations, plans, objectives and future performance. A number of factors, any of which are beyond the control of American River Holdings or North Coast Bank could cause actual results to differ materially from those in the forward-looking statements.


American River Holdings will file a registration statement with the Securities and Exchange Commission to register the securities of American River Holdings to be offered and issued to shareholders of North Coast Bank in the proposed transaction. The registration statement will include a proxy statement/prospectus that will be sent to the shareholders of both companies, seeking their approval of the proposed transaction. The registration statement and other documents concerning the proposed transaction, when filed with the Commission, may also be obtained without charge at the Commission's website at: http://www.sec.gov. Shareholders are urged to read the documents to be filed with the Commission because they contain important information.


This news release does not constitute an offer to sell to, or a solicitation of an offer to buy from anyone in any state or jurisdiction in which such an offer or solicitation is not authorized. The securities described in this news release have not been registered with or approved by the Securities and Exchange Commission or any state securities authority nor has the Commission or any regulatory authority or any state passed upon the accuracy or adequacy of this news release. Any representation to the contrary is unlawful. No person other than the company has been authorized to give any information or to make any representations other than those contained in this news release in connection with the securities described therein, and, if given or made, such other information or representation must not be relied upon as having been made or authorized by the company.
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
NORTH COAST BANK                                      FINANCIAL SUMMARY
                                                         (unaudited)

STATEMENT OF CONDITION                     MARCH 31        MARCH 31       PERCENT
                                             2000            1999         CHANGE
                                         -----------     -----------     ----------
ASSETS
CASH & DUE FROM BANKS                    $ 2,862,000     $ 2,280,000         25.53%
INVESTMENTS                                5,746,000       7,235,000        -20.58%
NET LOANS                                 39,648,000      30,635,000         29.42%
BANK PREMISES & FF&E                         730,000         764,000         -4.45%
OTHER ASSETS                                 559,000         632,000        -11.55%
                                         -----------     -----------     ----------
TOTAL ASSETS                             $49,545,000     $41,546,000         19.25%
                                         ===========     ===========     ==========

LIABILITIES
TOTAL DEPOSITS                           $44,345,000     $37,625,000         17.86%
SHORT & LONG-TERM BORROWINGS               1,000,000              --           N/A
OTHER LIABILITIES                            106,000          96,000         10.42%
                                         -----------     -----------     ----------
TOTAL LIABILITIES                         45,451,000      37,721,000         20.49%

TOTAL EQUITY CAPITAL                       4,094,000       3,825,000          7.03%
                                         -----------     -----------     ----------

TOTAL LIABILITIES & CAPITAL              $49,545,000     $41,546,000         19.25%
                                         ===========     ===========     ==========

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OPERATING RATIOS (THROUGH MARCH 31):
     RETURN ON AVERAGE ASSETS                   0.80%           0.37%
     RETURN ON AVERAGE EQUITY                   9.46%           3.89%
     EFFICIENCY RATIO                          75.90%          84.97%
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STATEMENT OF INCOME                         FIRST           FIRST
    (unaudited)                            QUARTER         QUARTER         PERCENT
                                            2000            1999           CHANGE
                                         -----------     -----------     ----------
TOTAL INTEREST INCOME                    $ 1,057,000     $   825,000         28.12%

TOTAL INTEREST EXPENSE                       354,000         291,000         21.65%
                                         -----------     -----------     ----------

NET INTEREST MARGIN                      $   703,000     $   534,000         31.65%

PROVISION FOR LOAN LOSSES                     28,000          30,000         -6.67%

TOTAL OTHER INCOME                            86,000          58,000         48.28%

TOTAL OTHER EXPENSES                         599,000         503,000         19.09%
                                         -----------     -----------     ----------

PRETAX INCOME                            $   162,000     $    59,000        174.58%

INCOME TAXES                                  66,000          22,000        200.00%

NET INCOME                               $    96,000     $    37,000        159.46%
                                         ===========     ===========     ==========

EARNINGS PER SHARE--BASIC                      $0.19           $0.08        137.50%
EARNINGS PER SHARE--DILUTED                    $0.19           $0.08        137.50%
TRAILING 12-MONTHS DILUTED EPS
AVERAGE SHARES OUTSTANDING-BASIC             472,354         472,354
AVERAGE SHARES OUTSTANDING-DILUTED           500,977         491,088

EARNINGS PER SHARE HAVE BEEN ADJUSTED FOR A 5 for 4 STOCK SPLIT IN JUNE OF 1999